EXHIBIT 99.1

Biodexa Announces Successful Outcome of a Type C Meeting with FDA Regarding the Phase 3 Program for eRapa in FAP

March 10, 2025

Biodexa Announces Successful Outcome of a Type C Meeting with FDA Regarding the Phase 3 Program for eRapa in FAP

Clears the way to finalize Phase 3 protocol and recruit sites for U.S.

Phase 3 substantially funded by $17.0 million CPRIT grant and $8.5 million Company match

Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced the results of its Type C meeting with the U.S. Food and Drug Administration (“FDA”) regarding the protocol for the planned registrational Phase 3 study of eRapa in familial adenomatous polyposis (“FAP”).

The Type C meeting followed a productive End of Phase 2 meeting with FDA and the publication of Phase 2 data of eRapa in FAP at six months at Digestive Disease Week in May 2024 and 12 months data at InSight, Barcelona in June 2024. The Type C meeting included a discussion of the statistical plan, the safety database and, most importantly, a composite endpoint for the Phase 3 study. FDA representatives from both Gastroenterology and Oncology Divisions provided valuable input into the proposed program and the Company believes there is a clear path forward for initiation of the registrational Phase 3 study in FAP in the U.S. next quarter.

The planned registrational Phase 3 study of eRapa in FAP will be a double-blind placebo-controlled trial in 168 patients, randomized 2:1 drug / placebo. It is expected the study will be conducted in approximately 30 clinical sites across the US and Europe. The US component of the study will be conducted by LumaBridge, based in San Antonio, Texas and the European component will be conducted by Precision for Medicine LLC. The Phase 3 study is supported by a $17.0 million grant from the Cancer Prevention Research Institute of Texas (“CPRIT”) and a Company match of $8.5 million which has already been paid, in full, into escrow.

Commenting, Dr Gary Shangold, Chief Medical Officer of Biodexa, said, “With no approved products for FAP, we were pleased to collaborate with FDA and our US CRO, LumaBridge, to define the regulatory pathway for eRapa in FAP. Agreement on the composite endpoint, in particular, clears the path to finalize the protocol, recruit the U.S. sites and begin patient enrolment”

About eRapa

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis3. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. Data from the Phase 2 study showed eRapa to be safe and well-tolerated with a median 17% reduction in total polyp burden at 12 months compared with baseline and an overall 75% non-progression rate. Patients in cohort 2 experienced an 89% non-progression rate and 29% median reduction in polyp burden at 12 months compared with baseline. The dosing given to cohort 2 – daily every other week -- is the dosage regimen to be used in the upcoming registrational Phase 3 study.

The Cancer Prevention and Research Institute of Texas
To date, CPRIT has awarded $2.9 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has recruited 237 distinguished researchers, supported the establishment, expansion or relocation of 43 companies to Texas and generated over $5.7 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided 7.4 million life-saving cancer prevention and early detection services reaching Texans from all 254 counties. On November 5, 2019, Texas voters overwhelmingly approved a constitutional amendment to provide an additional $3 billion to CPRIT for a total $6 billion investment in cancer research and prevention. Learn more at https://cprit.texas.gov/.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.